Exhibit 12.1

Ratios of Earnings to Fixed Charges and Preferred Dividends

		Years ended December 31,
		2008	2007	2006	2005	2004
		(Dollars in Thousands)
	Earnings:
1.	Income before income taxes	$7,409	$923	$569	$8,830	$9,246
2.	Plus: interest expense	24,095	30,630	28,974	23,296	13,968
3.	Earnings including interest on deposits	31,504	31,553	29,543	32,126	23,214
4.	Less: interest on deposits	13,287	20,835	18,005	11,599	7,415
5.	Earnings excludng interest on deposits	$18,217	$10,718	$11,538	$20,527	$15,799

	Fixed Charges:
6.	Interest expense (Line 2)	$24,095	$30,630	$28,974	$23,296	$13,968
7.	Less: interest expense on deposits (Line 4)	13,287	20,835	18,005	11,599	7,415
8.	Excluding interest on deposits	$10,808	$9,795	$10,969	$11,697	$6,553

	Ratio of Earnings to Fixed Charges:
	Including interest on deposits
	(line 3 divided by Line 6)	1.31	1.03	1.02	1.38	1.66
	Excluding interest on deposits
	(line 5 divided by Line 8)	1.69	1.09	1.05	1.75	2.41